Exhibit 99.11
Summary Description of Thomson Reuters PLC American Depositary Shares
     The following is a summary of certain provisions of the Deposit Agreement, among Thomson Reuters PLC, Deutsche Bank Trust Company Americas, an indirect wholly owned subsidiary of Deutsche Bank A.G., acting in its capacity as depositary (the “Depositary”) and the Holders and Beneficial Owners from time to time of the Receipts issued thereunder (collectively, “Holders”). This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the “Principal Office”), which is presently located at 60 Wall Street, New York, New York 10005. Capitalized terms used in this Description of ADSs and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.
     Receipts evidencing ADSs are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date of this Annual Report, the right to receive six Thomson Reuters PLC ordinary shares (“Shares”) deposited under the Deposit Agreement (together with any additional ordinary shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited ordinary shares, the “Deposited Securities”) with the Custodian under the Deposit Agreement (together with any successor or successors thereto, the “Custodian”). Only persons in whose names Receipts are registered on the books of the Depositary will be treated by the Depositary and the Company as Holders.
Deposit, Transfer, and Withdrawal
     Subject to the terms and conditions of the Deposit Agreement and applicable law, Shares or evidence of rights to receive Shares (other than Restricted Securities) may be deposited by any person at any time, whether or not the transfer books of the Company or the Foreign Registrar, if any, are closed, by Delivery of the Shares to the Custodian. Every deposit of Shares shall be accompanied by the following: (A)(i) in the case of Shares issued in registered form, appropriate instruments of transfer or endorsement, in a form satisfactory to the Custodian, (ii) in the case of Shares issued in bearer form, such Shares or the certificates representing such Shares and (iii) in the case of Shares delivered by book-entry transfer, confirmation of such book-entry transfer to the Custodian or that irrevocable instructions have been given to cause such Shares to be so transferred, (B) such certifications and payments (including, without limitation, the Depositary’s fees and related charges) and evidence of such payments (including, without limitation, stamping or otherwise marking such Shares by way of receipt) as may be required by the Depositary or the Custodian in accordance with the provisions of the Deposit Agreement, (C) if the Depositary so requires, a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order a Receipt or Receipts for the number of ADSs representing the Shares so deposited, (D) evidence satisfactory to the Depositary (which may include an opinion of counsel satisfactory to the Depositary provided at the cost of the person seeking to deposit Shares) that all conditions to such deposit have been met and all necessary approvals have been granted by, and there has been compliance with the rules and regulations of, any applicable governmental agency in the United Kingdom, and (E) if the Depositary so requires, (i) an agreement, assignment or instrument satisfactory to the Depositary or the

Custodian which provides for the prompt transfer by any person in whose name the Shares are or have been recorded to the Custodian of any distribution, or right to subscribe for additional Shares or to receive other property in respect of any such deposited Shares or, in lieu thereof, such indemnity or other agreement as shall be satisfactory to the Depositary or the Custodian and (ii) if the Shares are registered in the name of the person on whose behalf they are presented for deposit, a proxy or proxies entitling the Custodian to exercise voting rights in respect of the Shares for any and all purposes until the Shares so deposited are registered in the name of the Depositary, the Custodian or any nominee. No Share shall be accepted for deposit unless accompanied by confirmation or such additional evidence, if any is required by the Depositary, that is satisfactory to the Depositary or the Custodian that all conditions to such deposit have been satisfied by the person depositing such Shares under the laws and regulations of the United Kingdom and any necessary approval has been granted by any governmental body in the United Kingdom, if any, which is then performing the function of the regulator of currency exchange. The Depositary may issue Receipts against evidence of rights to receive Shares from the Company, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares.
     The Depositary, its Affiliates and their agents, on their own behalf, may own and deal in any class of securities of the Company and its affiliates and in ADSs. The Depositary may issue ADSs against evidence of rights to receive Shares from the Company, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. In its capacity as Depositary, the Depositary shall not lend Shares or ADSs; provided, however, that the Depositary may (i) issue ADSs prior to the receipt of Shares pursuant to the Deposit Agreement and (ii) deliver Shares prior to the receipt and cancellation of ADSs pursuant to the Deposit Agreement, including ADSs which were issued under (i) above but for which Shares may not have been received (each such transaction a “Pre-Release Transaction”). The Depositary may receive ADSs in lieu of Shares under (i) above and receive Shares in lieu of ADSs under (ii) above. Each such Pre-Release Transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the “Applicant”) to whom ADSs or Shares are to be delivered (1) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or ADSs that are to be delivered by the Applicant under such Pre-Release Transaction, (2) agrees to indicate the Depositary as owner of such Shares or ADSs in its records and to hold such Shares or ADSs in trust for the Depositary until such Shares or ADSs are delivered to the Depositary or the Custodian, (3) agrees to promptly deliver to the Depositary or the Custodian, as applicable, such Shares or ADSs and (4) agrees to any additional restrictions or requirements that the Depositary deems appropriate; (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary deems appropriate; (c) terminable by the Depositary on not more than five (5) business days’ notice; and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADSs and Shares involved in such Pre-Release Transactions at any one time to fifteen percent (15%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of ADSs and Shares involved in Pre-Release

Transactions with any one person on a case by case basis as it deems appropriate. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).
     Subject to the terms and conditions of the Deposit Agreement, the Registrar shall register transfers of Receipts on its books, upon surrender at the Principal Office of the Depositary of a Receipt by the Holder thereof in person or by duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer (including signature guarantees in accordance with standard industry practice) and duly stamped as may be required by the laws of the State of New York and of the United States of America, of the United Kingdom and of any other applicable jurisdiction. Subject to the terms and conditions of the Deposit Agreement, including payment of the applicable fees and charges of the Depositary, the Depositary shall execute and deliver a new Receipt(s) (and if necessary, cause the Registrar to countersign such Receipt(s)) and deliver same to or upon the order of the person entitled to such Receipts evidencing the same aggregate number of ADSs as those evidenced by the Receipts surrendered. Upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts upon payment of the applicable fees and charges of the Depositary, and subject to the terms and conditions of the Deposit Agreement, the Depositary shall execute and deliver a new Receipt or Receipts for any authorized number of ADSs requested, evidencing the same aggregate number of ADSs as the Receipt or Receipts surrendered.
     As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary or the Custodian may require (i) payment from the depositor of Shares or presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and charges of the Depositary as provided in the Deposit Agreement and in the Receipt, (ii) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matters and (iii) compliance with (A) any laws or governmental regulations relating to the execution and delivery of Receipts and ADSs or to the withdrawal of Deposited Securities and (B) such reasonable regulations of the Depositary or the Company consistent with the Deposit Agreement and applicable law.
     The issuance of ADSs against deposits of Shares generally or against deposits of particular Shares may be suspended, or the issuance of ADSs against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of Receipts generally may be suspended, during any period when the transfer books of the Depositary are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange upon which the Receipts or Share are listed, or under any provision of the Deposit Agreement or provisions of, or governing, the Deposited Securities or any meeting of shareholders of the Company or for any other reason, subject in all cases to compliance with applicable securities laws. The Holders of Receipts are entitled to surrender outstanding ADSs to withdraw the Deposited Securities at any time subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities, and (iv) other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time). The Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares or other Deposited Securities required to be registered under the provisions of the U.S. Securities Act, unless a registration statement is in effect as to such Shares.
     Each person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Shares (and the certificates therefor) are duly authorized, validly issued, fully paid, non-assessable and were legally obtained by such person, (ii) all preemptive (and similar) rights, if any, with respect to such Shares, have been validly waived or exercised, (iii) the person making such deposit is duly authorized so to do and (iv) the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim and are not, and the ADSs issuable upon such deposit will not be, Restricted Securities. Such representations and warranties shall survive the deposit and withdrawal of Shares and the issuance, cancellation and transfer of ADSs. If any such representations or warranties are false in any way, the Company and Depositary shall be authorized, at the cost and expense of the person depositing Shares, to take any and all actions necessary to correct the consequences thereof.
     Any person presenting Shares for deposit, any Holder may be required, and every Holder agrees, from time to time to provide to the Depositary such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, legal or beneficial ownership of ADSs and Deposited Securities, compliance with applicable laws and the terms of the Deposit Agreement and the provisions of, or governing, the Deposited Securities or other information as the Depositary deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations under the Deposit Agreement. Subject terms of the Deposit Agreement, the Depositary and the Registrar, as applicable, may, and at the request of the Company shall, withhold the delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed, or such certifications are executed, or such representations and warranties made, or such information and documentation are provided.
Dividends and Distributions in Cash, Shares, etc.
     Whenever the Depositary receives confirmation from the Custodian of receipt of any cash dividend or other cash distribution on any Deposited Securities, or receives proceeds from the sale of any Shares, rights securities or other entitlements under the Deposit Agreement, the Depositary will, if at the time of receipt thereof any amounts received in a Foreign Currency can, in the judgment of the Depositary (upon the terms of the Deposit Agreement), be converted on a practicable basis, into U.S. Dollars transferable to the United States, promptly convert or cause to be converted such dividend, distribution or proceeds into U.S. Dollars and will distribute promptly the amount thus received (net of applicable fees and charges of, and expenses incurred by, the Depositary and taxes withheld) to the Holders of record as of the ADS Record Date in proportion to the number of ADS representing such Deposited Securities held by such Holders respectively as of the ADS Record Date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent. Any such fractional amounts shall be rounded to the nearest whole cent and so distributed to Holders entitled thereto. If the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the ADSs representing such Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded by the Company, the Custodian or the Depositary to the relevant governmental authority. Any Foreign Currency received by the Depositary shall be converted upon the terms and conditions set forth in the Deposit Agreement.
     If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Company shall or cause such Shares to be deposited with the Custodian and registered, as the case may be, in the name of the Depositary, the Custodian or their nominees. Upon receipt of confirmation of such deposit, the Depositary shall, subject to and in accordance with the Deposit Agreement, establish the ADS Record Date and either (i) distribute to the Holders as of the ADS Record Date in proportion to the number of ADSs held as of the ADS Record Date, additional ADSs, which represent in aggregate the number of Shares received as such dividend, or free distribution, subject to the terms of the Deposit Agreement (including, without limitation, the applicable fees and charges of, and expenses incurred by, the Depositary, and taxes), or (ii) if additional ADSs are not so distributed, each ADS issued and outstanding after the ADS Record Date shall, to the extent permissible by law, thenceforth also represent rights and interest in the additional Shares distributed upon the Deposited Securities represented thereby (net of the applicable fees and charges of, and the expenses incurred by, the Depositary, and taxes). In lieu of delivering fractional ADSs, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the proceeds upon the terms set forth in the Deposit Agreement.
     In the event that (x) the Depositary determines that any distribution in property (including Shares) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, (y) if the Company, in the fulfillment of its obligations under the Deposit Agreement, has either (a) furnished an opinion of U.S. counsel determining that Shares must be registered under the Securities Act or other laws in order to be distributed to Holders (and no such registration statement has been declared effective), or (b) fails to timely deliver the documentation contemplated in the Deposit Agreement, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable, and the Depositary shall distribute the net proceeds of any such sale (after deduction of taxes and fees and charges of, and expenses incurred by, the Depositary) to Holders entitled thereto upon the terms of the Deposit Agreement. The Depositary shall hold and/or distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.

     Upon timely receipt of a notice indicating that the Company wishes an elective distribution to be made available to Holders upon the terms described in the Deposit Agreement, the Depositary shall, upon provision of all documentation required under the Deposit Agreement, (including, without limitation, any legal opinions the Depositary may reasonably request, to be furnished at the expense of the Company) determine whether such distribution is lawful and reasonably practicable. If so, the Depositary shall, subject to the terms and conditions of the Deposit Agreement, establish an ADS Record Date in accordance with the Deposit Agreement and establish procedures to enable the Holder to elect to receive the proposed distribution in cash or in additional ADSs. If a Holder elects to receive the distribution in cash, the dividend shall be distributed as in the case of a distribution in cash. If the Holder elects to receive the distribution in additional ADSs, the distribution shall be distributed as in the case of a distribution in Shares upon the terms described in the Deposit Agreement. If such elective distribution is not lawful or reasonably practicable or if the Depositary did not receive satisfactory documentation set forth in the Deposit Agreement, the Depositary shall, to the extent permitted by law, distribute to Holders, on the basis of the same determination as is made in England and Wales in respect of the Shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional Shares, in each case, upon the terms described in the Deposit Agreement. The Depositary shall not be obligated to make available to the Holder a method to receive the elective distribution in Shares (rather than ADSs). There can be no assurance that the Holder will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.
     Upon receipt by the Depositary of a notice indicating that the Company wishes rights to subscribe for additional Shares to be made available to Holders of ADSs, the Company shall determine whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall make such rights available to any Holders only if the Company shall have timely requested that such rights be made available to Holders, the Depositary shall have received the documentation required by the Deposit Agreement, and the Depositary shall have determined that such distribution of rights is lawful and reasonably practicable. If such conditions are not satisfied, the Depositary shall sell the rights as described below. In the event all conditions set forth above are satisfied, the Depositary shall establish an ADS Record Date and establish procedures (x) to distribute such rights (by means of warrants or otherwise) and (y) to enable the Holders to exercise the rights (upon payment of the applicable fees and charges of, and expenses incurred by, the Depositary and taxes). The Depositary shall not be obligated to make available to the Holders a method to exercise such rights to subscribe for Shares (rather than ADSs). If (i) the Company does not timely request the Depositary to make the rights available to Holders or if the Company requests that the rights not be made available to Holders, (ii) the Depositary fails to receive the documentation required by the Deposit Agreement or determines it is not lawful or reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity or otherwise, at such place and upon such terms (including public and private sale) as it may deem proper. The Depositary shall, upon such sale, convert and distribute proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the Depositary and taxes) upon the terms of the Deposit Agreement. If the Depositary is unable to make any rights available to Holders or to arrange for the sale of the rights upon the terms described above, the Depositary shall allow such rights to lapse. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or exercise, or (iii) the content of any materials forwarded to the Holders on behalf of the Company in connection with the rights distribution.
     If registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not distribute such rights to the Holders (i) unless and until a registration statement under the Securities Act covering such offering is in effect or (ii) unless the Company furnishes to the Depositary opinion(s) of counsel for the Company in the United States and counsel to the Company in any other applicable country in which rights would be distributed, in each case reasonably satisfactorily to the Depositary, to the effect that the offering and sale of such securities to Holders are exempt from, or do not require registration under, the provisions of the Securities Act or any other applicable laws. In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of property (including rights) an amount on account of taxes or other governmental charges, the amount distributed to the Holders shall be reduced accordingly. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges.
     There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to exercise rights on the same terms and conditions as the holders of Shares or to exercise such rights. Nothing in any Receipt or in the Deposit Agreement shall obligate the Company to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.
     Upon receipt of a notice regarding property other than cash, Shares or rights to purchase additional Shares, to be made to Holders of ADSs, the Depositary shall determine, upon consultation with the Company, whether such distribution to Holders is lawful and reasonably practicable. The Depositary shall not make such distribution unless (i) the Company shall have timely requested the Depositary to make such distribution to Holders, (ii) the Depositary shall have received the documentation required by the Deposit Agreement, and (iii) the Depositary shall have determined that such distribution is lawful and reasonably practicable. Upon satisfaction of such conditions, the Depositary shall distribute the property so received to the Holders of record as of the ADS Record Date, in proportion to the number of ADSs held by such Holders respectively and in such manner as the Depositary may deem reasonably practicable for accomplishing such distribution (i) upon receipt of payment or net of the applicable fees and charges of, and expenses incurred by, the Depositary, and (ii) net of any taxes withheld. The Depositary may dispose of all or a portion of the property so distributed and deposited, in such amounts and in such manner (including public or private sale) as the Depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) or other governmental charges applicable to the distribution.
     If the conditions above are not satisfied, the Depositary shall sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem proper and shall distribute the proceeds of such sale received by the Depositary (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes) to the Holders upon the terms of the Deposit Agreement. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances.
Compliance with Information Requests; Disclosure of Interests
     Each Holder of the ADSs represented by a Receipt agrees to comply with requests from the Company pursuant to the laws of the United Kingdom, the rules and requirements of any stock exchange on which the Shares are, or will be registered, traded or listed, the Company’s Articles of Association, which are made to provide information as to the capacity in which such Holder owns ADSs and regarding the identity of any other person interested in such ADSs and the nature of such interest and various other matters whether or not they are Holders at the time of such request. The Depositary agrees to use commercially reasonable efforts to forward any such requests to the Holders and to forward to the Company any such responses to such requests received by the Depositary.
     Notwithstanding any provision of the Deposit Agreement or of the Receipts and without limiting the foregoing, by being a Holder of a Receipt, each such Holder agrees to provide such information as the Company may request in a disclosure notice (a “Disclosure Notice”) given pursuant to the Great Britain Companies Act 1985 (as amended from time to time and including any statutory modification or re-enactment thereof, the “Companies Act”) or the Articles of Association of the Company. By accepting or holding a Receipt, each Holder acknowledges, that it understands that failure to comply with a Disclosure Notice may result in the imposition of sanctions against the holder of the Shares in respect of which the non-complying person is or was, or appears to be or has been, interested as provided in the Companies Act and the Articles of Association. In addition, by accepting or holding a Receipt each Holder agrees to comply with the provisions of the Companies Act with regard to the notification to the Company of interests in Shares, which currently provide, inter alia, that any Holder who is or becomes directly or indirectly interested (within the meaning of the Companies Act) in 3% or more of the outstanding Shares, or is aware that another person for whom it holds such ADSs or Receipts is so interested, must within two business days after becoming so interested or so aware (and thereafter in certain circumstances upon any change to the particulars previously notified) notify the Company as required by the Companies Act. After the relevant threshold is exceeded, similar notifications must be made in whole respect of whole percentage figure increases or decreases, rounded down to the nearest whole number.
Restriction on Ownership
     Holders shall comply with any limitations on ownership of Shares under the Articles of Association of the Company or applicable United Kingdom law as if they held the number of

Shares their American Depositary Shares represent. The Company shall inform the Holders and the Depositary of any such ownership restrictions in place from time to time.
Record Dates
     Whenever necessary in connection with any distribution (whether in cash, shares, rights or other distribution), or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, or any other matter, the Depositary shall fix a record date (“ADS Record Date”) for the determination of the Holders who shall be entitled to receive such distribution, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each ADS. Subject to applicable law and the terms and conditions of the Receipt and the Deposit Agreement, only the Holders of record at the close of business in New York on such ADS Record Date shall be entitled to receive such distributions, to give such voting instructions, to receive such notice or solicitation, or otherwise take action.
Voting of Deposited Securities
     As soon as practicable after receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix the ADS Record Date in respect of such meeting or solicitation of such consent or proxy. The Depositary shall, if requested by the Company in writing in a timely manner, at the Company’s expense and provided no U.S. legal prohibitions exist, mail by ordinary, regular mail delivery or by electronic transmission (if agreed by the Company and the Depositary), unless otherwise agreed in writing by the Company and the Depositary, to Holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxies; (b) a statement that the Holders as of the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Company’s Articles of Association and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given. Upon the timely receipt of written instructions of a Holder of ADSs on the ADS Record Date, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Company’s Articles of Association and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities represented by ADSs held by such Holder in accordance with such instructions.
     Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting, and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise the Shares or other Deposited Securities represented by ADSs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Securities represented by ADSs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted. The Depositary shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which such vote is cast, provided that any such action or omission is in good faith and in accordance with the terms of the Deposit Agreement, or the effect of any such vote.
Inspection of Transfer Books; Reports and other Communications
     The Depositary shall make available during normal business hours on any Business Day for inspection by Holders at its Principal Office any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company.
     The Depositary or the Registrar, as applicable, shall keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Company and by the Holders of such Receipts, provided that such inspection shall not be, to the Depositary’s or the Registrar’s knowledge, for the purpose of communicating with Holders of such Receipts in the interest of a business or object other than the business of the Company or other than a matter related to the Deposit Agreement or the Receipts.
     The Depositary or the Registrar, as applicable, may close the transfer books with respect to the Receipts, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at the reasonable written request of the Company subject, in all cases, to applicable securities laws.
     The Company is subject to the periodic reporting requirements of the Exchange Act and accordingly files certain information with the Commission. These reports and documents can be inspected and copied at the public reference facilities maintained by the Commission located at the date of this Agreement at 100 F Street, N.E., Washington, D.C. 20549.
Changes Affecting Deposited Securities
     Upon any change in par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it otherwise is a party, any securities which shall be received by the Depositary or a Custodian in exchange for, or in conversion of or replacement or otherwise in respect of, such Deposited Securities shall, to the extent permitted by law, be treated as new Deposited Securities under the Deposit Agreement, and the Receipts shall, subject to the provisions of the Deposit Agreement and applicable law, evidence ADSs representing the right to receive such additional securities. Alternatively, the Depositary may, with the Company’s approval, and shall, if the Company shall so request, subject to the terms of the Deposit Agreement and receipt of satisfactory documentation contemplated by the Deposit Agreement, execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Shares, with necessary modifications to this form of Receipt specifically describing such new Deposited Securities and/or corporate change. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company’s approval, and shall if the Company requests, subject to receipt of satisfactory legal documentation contemplated in the Deposit Agreement, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales (net of fees and charges of, and expenses incurred by, the Depositary and taxes) for the account of the Holders otherwise entitled to such securities and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to the Deposit Agreement. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to Holders in general or any Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or (iii) any liability to the purchaser of such securities.
Amendment and Termination of Deposit Agreement
     Subject to applicable law, the Receipt and any provisions of the Deposit Agreement may at any time and from time to time be amended or supplemented by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the consent of the Holders. Any amendment or supplement which shall impose or increase any fees or charges (other than the charges of the Depositary in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or which shall otherwise materially prejudice any substantial existing right of Holders, shall not, however, become effective as to outstanding Receipts until 30 days after notice of such amendment or supplement shall have been given to the Holders of outstanding Receipts. The parties hereto agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders. Every Holder at the time any amendment or supplement so becomes effective shall be deemed, by continuing to hold such ADS, to consent and agree to such amendment or supplement and to be bound by the Deposit Agreement as amended or supplemented thereby. In no event shall any amendment or supplement impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the Receipt at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, or rules or regulations.

     The Depositary shall, at any time at the written direction of the Company, terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination provided that, the Depositary shall be reimbursed for any amounts, fees, costs or expenses owed to it in accordance with the terms of the Deposit Agreement and in accordance with any other agreements as otherwise agreed in writing between the Company and the Depositary from time to time, prior to such termination shall take effect. If 90 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided herein and in the Deposit Agreement, the Depositary may terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination of the Deposit Agreement, a Holder will, upon surrender of such Holder’s Receipt at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of Receipts referred to in the Deposit Agreement and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in the Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of one year from the date of termination of the Deposit Agreement, the Depositary may sell the Deposited Securities then held and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the Receipts and the Shares, Deposited Securities and ADSs, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except as expressly set forth in the Deposit Agreement.
Resignation and Removal of the Depositary; Appointment of Successor Depositary

     The Depositary may at any time resign as Depositary under the Deposit Agreement by written notice of resignation delivered to the Company, such resignation to be effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement, save that, any amounts, fees, costs or expenses owed to the Depositary under the Deposit Agreement or in accordance with any other agreements otherwise agreed in writing between the Company and the Depositary from time to time shall be paid to the Depositary prior to such resignation. The Company shall use reasonable efforts to appoint such successor depositary, and give notice to the Depositary of such appointment, not more than 90 days after delivery by the Depositary of written notice of resignation as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal which notice shall be effective on the later of (i) the 30th day after delivery thereof to the Depositary, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement save that, any amounts, fees, costs or expenses owed to the Depositary under the Deposit Agreement or in accordance with any other agreements otherwise agreed in writing between the Company and the Depositary from time to time shall be paid to the Depositary prior to such removal. In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its commercially reasonable efforts to appoint a successor depositary. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor. The predecessor depositary, upon payment of all sums due it and on the written request of the Company, shall (i) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder (other than as contemplated in the Deposit Agreement), (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders. Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.
Charges of Depositary
     The Depositary shall charge the following fees for the services performed under the terms of the Deposit Agreement; provided, however, that no fees shall be payable upon distribution of cash dividends so long as the charging of such fee is prohibited by the exchange, if any, upon which the ADSs are listed: (i) to any person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share distributions, rights or other distributions, issuances pursuant to bonus distributions, stock dividends or stock splits declared by the Company, and/or issuances pursuant to a merger, exchange of securities or any other transaction affecting the ADSs or Deposited Securities, a fee not in excess of U.S. $5.00 per 100 ADSs (or fraction thereof) so issued under the terms of the Deposit Agreement to be determined by the Depositary, (ii) to any person surrendering ADSs for cancellation and withdrawal of Deposited Securities including, inter alia, cash distributions made pursuant to a cancellation or withdrawal, a fee not in excess of U.S. $5.00 per 100 ADSs (or fraction thereof)

so surrendered, (iii) to any Holder of ADSs, a fee not in excess of U.S. $2.00 per 100 ADS held for the distribution of cash proceeds, including cash dividends or sale of rights and other entitlements, not made pursuant to a cancellation or withdrawal, to any holder of ADSs, a fee not in excess of U.S. $5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights, (iv) for the operation and maintenance costs in administering the ADSs an annual fee of U.S. $2.00 per 100 ADS and (v) for the expenses incurred by the Depositary, the Custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository for England and Wales: an annual fee of U.S.$1.00 per 100 ADSs (such fee to be assessed against Holders of record as at the date or dates set by the Depositary as it sees fit and collected at the sole discretion of the Depositary by billing such Holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions).
     In addition, Holders, person depositing Shares for deposit and person surrendering ADSs for cancellation and withdrawal of Deposited Securities will be required to pay: (i) taxes (including applicable interest and penalties) and other governmental charges, (ii) such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities with the Foreign Registrar and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively, (iii) such cable, telex , facsimile and electronic transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or Holders of ADSs, (iv) the expenses and charges incurred by the Depositary in the conversion of Foreign Currency, (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and Receipts, (vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities, including any fees of a central depository for securities in the local market, where applicable and (vii) any additional fees, charges, costs or expenses that may be incurred by the Depositary from time to time.
     Any other reasonable charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company upon agreement between the Depositary and the Company. All fees and charges may, at any time and from time to time, be changed by agreement between the Depositary and Company but, in the case of fees and charges payable by Holders, only in the manner contemplated by the Deposit Agreement and the Receipt.
Liability of Holder for Taxes, Duties and Other Charges
     If any tax or other governmental charge shall become payable by the Depositary or the Custodian with respect to any Receipt or any Deposited Securities or ADSs, such tax, or other governmental charge shall be payable by the Holders to the Depositary. The Company, the Custodian and/or the Depositary may withhold or deduct from any distributions made in respect of Deposited Securities and may sell for the account of the Holder any or all of the Deposited Securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the Holder remaining fully liable for any deficiency. The Custodian may refuse the deposit of Shares, and the Depositary may refuse to issue ADSs, to deliver Receipts, register the transfer, split-up or combination of Receipts and the withdrawal of Deposited Securities, until payment in full of such tax, charge, penalty or interest is received. Every Holder agrees to indemnify the Depositary, the Company, the Custodian and each of their respective agents, directors, employees and Affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder.
     Holders understand that in converting Foreign Currency, amounts received on conversion are calculated at a rate which may exceed the number of decimal places used by the Depositary to report distribution rates (which in any case will not be less than two decimal places). Any excess amount may be retained by the Depositary as an additional cost of conversion, irrespective of any other fees and expenses payable or owing under the Deposit Agreement or the Receipt and shall not be subject to escheatment.
General Limitations
     Neither the Depositary, the Custodian nor the Company shall be obligated to do or perform any act which is inconsistent with the provisions of the Deposit Agreement or shall incur any liability (i) if the Depositary, the Custodian or the Company or their respective controlling persons or agents shall be prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement and the Receipt, by reason of any provision of any present or future law or regulation of the United States, the United Kingdom or any other country, or of any other governmental authority or regulatory authority or stock exchange, or by reason of any provision, present or future of the Company’s Articles of Association or any provision of or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control, (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure), (ii) by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in the Company’s Articles of Association or provisions of or governing Deposited Securities, (iii) for any action or inaction of the Depositary, the Custodian or the Company or their respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder or authorized representative thereof, or any other person believed by it in good faith to be competent to give such advice or information, (iv) for any inability by a Holder to benefit from any distribution, offering, right or other benefit which is made available to holders of Deposited Securities but is not, under the terms of the Deposit Agreement, made available to Holders of ADS or (v) for any consequential or punitive damages for any breach of the terms of the Deposit Agreement. The Depositary, its controlling persons, its agents, any Custodian and the Company, its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request, opinion or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.
     The Company and the Depositary and their respective agents assume no obligation and shall not be subject to any liability under the Deposit Agreement or the Receipts to Holders or other persons (except for the Company’s and the Depositary’s indemnity obligations specifically set forth in Section 5.8 of the Deposit Agreement), provided, that the Company and the Depositary and their respective agents agree to perform their respective obligations specifically set forth in the Deposit Agreement without gross negligence or bad faith. The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith and in accordance with the terms of the Deposit Agreement. The Depositary shall not incur any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for the content of any information submitted to it by the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities or for any tax consequences that may result from the ownership of ADSs, Shares or Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the failure or timeliness of any notice from the Company. In no event shall the Depositary or any of its Agents be liable for any indirect, special, punitive or consequential damage.
Governing Law
     The Deposit Agreement is governed by and shall be construed in accordance with the laws of the State of New York.

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